
SEC MAIL PROCESSING
RECEIVED
AUG 07 2003
WASH. D.C. 152 SECTION



03051781

) STATES
CHANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 052844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANSOPHIA COMPANY, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EXECUTIVE DRIVE, SUITE 225
(No. and Street)

FORT LEE (City) NJ (State) 07024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SHINJI UENO 201-346-6411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J. SUSSMAN, PLLC CERTIFIED PUBLIC ACCOUNTANT.
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY, (City) (State) 03053 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SHINJI UENO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRANSOPHIA COMPANY, L.L.C., as of DECEMBER 31, 20 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDY M. KAO
Attny. at Law of New Jersey
2035 Lemoine Avenue
Fort Lee, NJ 07024

Notary Public

Signature

CHIEF EXECUTIVE OFFICER

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

August 5, 2003

Annex A


SEC MAIL PROCESSING
RECEIVED
AUG 07 2003
D.C.
152
SECTION

July 29, 2003


NASD

Mr. Shinji Ueno
Transophia Company, L.L.C.
1 Executive Drive, Suite 225
Fort Lee, NJ 07024

Dear Mr. Ueno:

This acknowledges receipt of Transophia Company, L.L.C.'s December 31, 2002 annual filing of audited financial statements made pursuant to Securities Exchange Commission (SEC) Rule 17a-5(d). The report as submitted appears to contain the following deficiency:

> An Oath or Affirmation (Signed by duly authorized officer, general partner, or proprietor of member firm; and notarized) per SEC Rule 17a-5(e)(2).

Therefore, your submission cannot be considered in compliance with the filing requirements of the Rule. The text of the Rule can be found on pages 8281 through 8295 of the Association's Manual. If you need assistance, I would suggest you review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, you are requested to furnish the aforementioned items no later than August 12, 2003. In addition, a copy must be sent to both NASD in Rockville, MD, the SEC in New York, and the SEC in Washington, DC, along with a new completed Part III Facing Page, which is enclosed for your convenience.

Preventive compliance is an important area of NASD emphasis and, therefore, one purpose of our examiner program is to assist our members in understanding relevant rules and regulations. I hope that we have been of help in this respect. If you have any questions regarding this examination or any other matter, please contact Rosemare Sherry, Field Supervisor, at (732) 596-2032.

Sincerely,

Catherine Dunn

Catherine Dunn
Staff Supervisor


SEC MAIL PROCESSING
RECEIVED
AUG 07 2003
WASH. D.C. 152 SECTION

/kfh

enclosure

cc: Rosemare Sherry, Field Supervisor

New Jersey District Office
581 Main Street
7th Floor
Woodbridge, New Jersey
07095

tel 732 596 2000
fax 732 596 2001
www.nasd.com